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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 2) *



                       First Missouri Bancshares, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                               Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                              320937 10 5
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                      Page 1 of 10 pages
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CUSIP No. 320937 10 5             13G          Page 2 of 10 Pages

1.   NAME OF REPORTING PERSON:  First Missouri Bancshares, Inc.
Employee Stock Ownership Plan


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 43-1665766


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ X ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Missouri

NUMBER OF       5.    SOLE VOTING POWER     0
SHARES                                    -----
BENEFICIALLY    6.    SHARED VOTING POWER  25,043
OWNED BY                                   ------
EACH            7.    SOLE DISPOSITIVE POWER:  0
REPORTING                                     -----
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 25,043
                                                ------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   25,043


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.6%


12.  TYPE OF REPORTING PERSON:  EP
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CUSIP No. 320937 10 5             13G          Page 3 of 10 Pages

1.   NAME OF REPORTING PERSON:  Carl E. Bunten

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF       5.    SOLE VOTING POWER    12,755
SHARES                                     ------
BENEFICIALLY    6.    SHARED VOTING POWER  17,549
OWNED BY                                   ------
EACH            7.    SOLE DISPOSITIVE POWER: 12,755
REPORTING                                     ------
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 17,549
                                                ------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  30,304
              ------


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.4%
                                                       ----



12.  TYPE OF REPORTING PERSON: IN

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CUSIP No. 320937 10 5             13G          Page 4 of 10 Pages

1.   NAME OF REPORTING PERSON:  Robert F. Devoy


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER    12,755
SHARES                                     ------
BENEFICIALLY    6.    SHARED VOTING POWER  17,549
OWNED BY                                   ------
EACH            7.    SOLE DISPOSITIVE POWER  12,755
REPORTING                                     ------
PERSON WITH     8.    SHARED DISPOSITIVE POWER 17,549
                                               ------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
       30,304
       ------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.5%
                                                       ----


12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 320937 10 5             13G          Page 5 of 10 Pages

1.   NAME OF REPORTING PERSON:  Donald D. Hope

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America


NUMBER OF       5.    SOLE VOTING POWER    10,755
SHARES                                     ------
BENEFICIALLY    6.    SHARED VOTING POWER  17,549
OWNED BY                                   ------
EACH            7.    SOLE DISPOSITIVE POWER  10,755
REPORTING                                     ------
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 17,549
                                                ------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  28,304
              ------



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.7%
                                                       ---

12.  TYPE OF REPORTING PERSON: IN

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CUSIP No. 320937 10 5             13G          Page 6 of 10 Pages

1.   NAME OF REPORTING PERSON:  Thomas E. Pitts


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER    12,755
SHARES                                     ------
BENEFICIALLY    6.    SHARED VOTING POWER  17,549
OWNED BY                                   ------
EACH            7.    SOLE DISPOSITIVE POWER  12,755
REPORTING                                     ------
PERSON WITH     8.    SHARED DISPOSITIVE POWER 17,549
                                               ------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
       28,304
       ------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.4%
                                                       ----


12.  TYPE OF REPORTING PERSON: IN
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                                              Page 7 of 10 Pages

              Securities and Exchange Commission
                   Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
     First Missouri Bancshares, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     300 West Lockling, P.O. Box 190
     Brookfield, Missouri  64628

ITEM 2(a)     NAME OF PERSON(S) FILING.
     First Missouri Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Carl E. Bunten, Robert F. Devoy, Donald D. Hope, and Thomas E. Pitts.

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE.`
     Same as Item 1(b).

ITEM 2(c)     CITIZENSHIP.
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES.
     Common Stock, par value $.01 per share.

ITEM 2(e)      CUSIP NUMBER.
      See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.     CHECK WHETHER THE PERSON FILING IS A:

     (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or Endowment
              Fund; see 13d-1(b)(1)(ii)(F),

     (h) [x]  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).


     Item (a) (b) (c) (d) (e) (g) - not applicable.

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                                              Page 8 of 10 Pages
ITEM 4.     OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.
     Pursuant to Section 13.7 of the ESOP, First Missouri
Bancshares, Inc., acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.
     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.     CERTIFICATION.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 9 of 10 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST MISSOURI BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Carl E. Bunten                         January 21, 1997
     __________________________________         _______________
     Carl E. Bunten, as Trustee                 Date


     /s/ Robert F. Devoy                        January 21, 1997
     __________________________________         _______________
     Robert F. Devoy, as Trustee                Date


     /s/ Donald D. Hope                         January 21, 1997
     __________________________________         _______________
     Donald D. Hope, as Trustee                 Date


     /s/ Thomas E. Pitts                        January 21, 1997
     __________________________________         _______________
     Thomas E. Pitts, as Trustee                Date

/s/ Carl E. Bunten                              January 21, 1997
_________________________________________       _______________
Carl E. Bunten, as an Individual                Date
  Stockholder

/s/ Robert F. Devoy                             January 21, 1997
_________________________________________       _______________
Robert F. Devoy, as an Individual               Date
  Stockholder

/s/ Donald D. Hope                              January 21, 1997
_________________________________________       _______________
Donald D. Hope, as an Individual                Date
  Stockholder

/s/ Thomas E. Pitts                             January 21, 1997
_________________________________________       _______________
Thomas E. Pitts, as an Individual               Date
  Stockholder
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                                              Page 10 of 10 Pages

Exhibit A

                Identification of Members of Group
                ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.